UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.4)

Windtree Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

97382D204
(CUSIP Number)

Dr. Li Xiaoyi

Lee’s Pharmaceutical Holdings Limited

1/F, Building 20E, Phase 3

Hong Kong Science Park, Shatin, Hong Kong

+852 2314-1282

With a copy to:

Laura Hua Luo, Esq.

King & Wood Mallesons LLP

500 5th Ave, 50th Floor

New York, NY 10110

+1(347) 926-7542

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6th, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	97382D204

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LPH Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER 2,311,604 (1) (2)

	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER 2,311,604 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,311,604 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6% (1) (2)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Calculations are based upon approximately 41,035,282 shares of Common Stock of the Issuer outstanding as of December 6, 2019 as reported by the Issuer to the Reporting Persons.

(2)	See Item 3 below.

CUSIP No.	97382D204

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lee’s Pharmaceutical Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC, OO and AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
133,800 (1) (2)
	8	SHARED VOTING POWER
16,252,400 (1)(2)
	9	SOLE DISPOSITIVE POWER
133,800 (1) (2)
	10	SHARED DISPOSITIVE POWER
16,252,400 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,386,200 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.1% (1)(2)(3)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Includes (i) 66,900 shares of Common Stock converted from 1,338 shares of Series A Convertible Preferred Stock, and (ii) 1,338 Series A-1 Warrants that are exercisable into 66,900 shares of Common Stock, even though the foregoing Series A-1 Warrants are subject to certain non-waivable ownership limitation, respectively, that restrict the exercise of such warrants if the conversion and/or exercise would result in Lee’s owning more than 9.99% of the Issuer’s outstanding Common Stock.

(2)	See Items 3 and 5 below.

(3)	Calculations are based upon approximately 42,970,883 shares of Common Stock of the Issuer outstanding as of December 6, 2019, including 41,035,282 shares of Common Stock outstanding as reported by the Issuer to the Reporting Persons and assuming the conversion of all Series A-1 Warrants (into 66,900 shares of Common Stock), Series C Warrants (into 135,417 shares of Common Stock), Series F Warrants (into 307,859 shares of Common Stock), Series G Warrants (into 597,610 shares of Common Stock), and Series I Warrants (into 827,815 shares of Common Stock) directly or indirectly beneficially owned by Lee’s regardless of whether they are convertible or exercisable within 60 days.

This Amendment No. 4 (the “Amendment”) amends the statement on Schedule 13D originally filed by Lee’s Pharmaceutical Holdings Limited, a company incorporated in the Cayman Islands with limited liability (“Lee’s”) with its issued shares listed on the Main Board of the Stock Exchange of Hong Kong, and its wholly owned direct subsidiary LPH Investments Limited (“LPH”, together with Lee’s, the “Reporting Persons”), a company incorporated in the Cayman Islands with limited liability, on November 21, 2017, as amended by Amendment No. 1 to the Schedule 13D on April 6, 2018, Amendment No. 2 to the Schedule 13D on May 15, 2018, and Amendment No. 3 to the Schedule 13D on December 31, 2018 (the “Schedule 13D”). Capitalized terms use but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Lee’s acquired 1,338 Series A Convertible Preferred Stock units (each a “Unit”) for an aggregate purchase price of $2,000,310 from the Issuer pursuant to a Securities Purchase Agreement dated February 13, 2017 by and among Lee’s, the Issuer and certain other investors (the “Initial Investors”) (the “Initial SPA”) (the “Initial Financing”). Each Unit consists of one share of Series A Convertible Preferred Stock (“Preferred Stock”) and 1,000 Series A-1 Warrants (the “Series A-1 Warrants”) to purchase Common Stock. Pursuant to an Exchange Agreement dated September 12, 2018, entered into by and between Lee’s and the Issuer, Lee’s agreed to exchange 1,338 shares of Series A Convertible Preferred Stock for 66,900 shares of Common Stock (the “Exchange”). The Exchange took effect on November 8, 2018. As a result of the foregoing transactions, as well as a reverse split of the Common Stock at a ratio of 1 share of Common Stock for each 20 shares of Common Stock (the “Reverse Split”) effected by the Issuer through a filing of a Certificate of Amendment to its Amended and Restated Certificate of Incorporation dated December 22, 2017, Lee’s was deemed to beneficially own (i) 66,900 shares of Common Stock, and (ii) 66,900 shares of Common Stock issuable upon exercise of the Series A-1 Warrants (the “Series A-1 Shares”).

LPH purchased an aggregate of 46,232,085 shares of Common Stock for a total consideration of $10,000,000 pursuant to a Securities Purchase Agreement dated as of October 27, 2017, by and between LPH, the Issuer and certain other parties signatories thereto (the “2017 SPA”) (the “2017 Financing”). The consideration included the cancellation of $3,900,000 in outstanding loans that the Issuer borrowed from Lee’s Pharmaceutical (HK) Ltd., a Hong Kong company organized and existing under the laws of Hong Kong (“Lee’s (HK)”) under that certain loan agreement, effective August 14, 2017 between the Issuer and Lee’s (HK). The source of funding for the rest of the purchase price was derived from the working capital of Lee’s. As a result of the foregoing transaction, as well as the Reverse Split, LPH, and Lee’s through LPH, was deemed to beneficially own 2,311,604 shares of Common Stock.

Pursuant to a Securities Purchase Agreement dated as of March 30, 2018 (the “March 2018 SPA”), LPH II Investments Limited, a Cayman Islands company organized and existing under the laws of Cayman Islands that is a wholly owned subsidiary of Lee’s, purchased an aggregate of 541,667 shares of Common Stock and 135,417 Series C Warrants (the “Series C Warrants”) for a total consideration of $2,600,000 (the “March 2018 Financing”). The source of funding for the purchase price was derived from Lee’s proceeds from selling the 26% ownership interest in LPH. The Series C Warrants may be exercised at any time beginning six months after the date of issuance and through the seventh anniversary of the date of issuance.

Pursuant to an Agreement and Plan of Merger dated as of December 21, 2018 (the “Merger Agreement”) entered into by and among the Issuer, WT Acquisition Corp.(“Merger Sub”), a wholly-owned subsidiary of the Issuer and an exempted company with limited liability incorporated under the laws of the Cayman Islands, and CVie Investments Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“CVie”) (together, the “Merger Parties”), Merger Sub merged with and into CVie, with CVie becoming the sole surviving entity as a wholly owned subsidiary of the Issuer (the “Merger”). Under the terms of the Merger Agreement, the Issuer issued Common Stock to CVie’s former shareholders, at an exchange ratio of 0.3512 share of Common Stock for each share of CVie outstanding prior to the Merger, resulting in the issuance of 16,265,060 shares of Common Stock in exchange for the shares of CVie. The Merger closed on December 21, 2018 (the “Closing Date”).

China Cardiovascular Focus Limited, a company incorporated in the British Virgin Islands with limited liability (“China Cardiovascular"), is a wholly-owned subsidiary of Lee’s Pharmaceutical International Limited, a company incorporated in the British Virgin Islands with limited liability (“Lee’s International”), which is a wholly-owned subsidiary of Lee’s. Pursuant to the Merger, China Cardiovascular, as a 49.58% owner of CVie prior to the Merger, received 8,063,861 shares of Common Stock. On the Closing Date, the Issuer entered into an indemnification letter agreement (the “Indemnification Letter Agreement”) with Lee’s, pursuant to which Lee’s agreed to indemnify the holders of issued and outstanding shares of Common Stock as at December 20, 2018 (the “Indemnitees”) for any loss, liability, damage or expense, including reasonable attorney’s fees and expenses incurred by the Issuer in connection with or, as a result of, any material inaccuracy in any representation or warranty made by CVie in the Merger Agreement (notwithstanding that the representations and warranties made by CVie do not survive after the Effective Time). To secure Lee’s performance of this indemnity obligation, 984,000 of the shares of Common Stock issued to China Cardiovascular in the Merger (the “Escrow Shares”) are being placed in escrow with Continental Stock Transfer & Trust Company for one year pursuant to an escrow agreement dated as of December 21, 2018 (the “Escrow Agreement”). Since the Escrow Agreement provides that during the one-year term of the Escrow Agreement, Lee’s will have the exclusive right to exercise any voting rights with respect to the Escrow Shares, the Escrow Shares are not excluded in calculation of the Reporting Persons’ beneficial ownership in this Schedule 13D filing. Thus, China Cardiovascular is deemed to beneficially own 8,063,861 shares of Common Stock. Lee’s International, as the 100% owner of China Cardiovascular, is deemed to beneficially own such shares of Common Stock. Lee’s, through Lee’s International and China Cardiovascular, is deemed to beneficially own such shares of Common Stock.

In connection with the Merger, the board of directors of the Issuer declared a dividend to the holders of record of outstanding shares of Common Stock, and holders of certain warrants to purchase Common Stock, that were outstanding on December 20, 2018 of 0.5731 Series H AEROSURF Warrant, for each share of Common Stock held by a shareholder or each warrant held by a warrant holder, as applicable, on the record date (the “AEROSURF Warrants”). As of the date hereof, no AEROSURF Warrant has been issued to the Reporting Persons, thus will not be included in the calculation of the number of shares beneficially owned by the Reporting Persons hereunder.

Effective December 21, 2018, the Issuer entered into a Securities Purchase Agreement (the “2018 SPA”) and a Registration Rights Agreement (the “2018 Registration Rights Agreement”) with select institutional investors (the “2018 Investors”) (the “2018 Financing”), whereby LPH II converted $6.0 million of existing debt obligations in the 2018 Financing on the same terms as the 2018 Investors. In connection with the 2018 Financing, the Issuer issued and LPH II received (i) 1,810,938 shares of Common Stock, (ii) 307,859 Series F Warrants (the “Series F Warrants”) to purchase an aggregate of 307,859 shares of Common Stock, at an exercise price equal to $3.68 per share and (iii) 597,610 Series G Warrants (the “Series G Warrants”) to purchase an aggregate of 597,610 shares of Common Stock, at an exercise price equal to $4.05 per share. The Series F Warrants may be exercised after the date of issuance and through the 18-month anniversary of the date of issuance and the Series G Warrants may be exercised through the 5-year anniversary of the date of issuance.

Effective December 6, 2019, the Issuer entered into a Securities Purchase Agreement (the “2019 SPA”) and a Registration Rights Agreement (the “2019 Registration Rights Agreement”) with select institutional investors (the “2019 Investors”) (the “2019 Financing”), whereby LPH II subscribed for and purchased 1,655,629 shares of Common Stock of the Issuer for a total consideration of approximately $5 million. Pursuant to the 2019 SPA, the Issuer issued and LPH II received (i) 1,655,629 shares of Common Stock; and (ii) 827,815 Series I Warrants (the “Series I Warrants”) to purchase an aggregate of 827,815 shares of Common Stock (the “Series I Warrant Shares”) at an exercise price equal to $4.03 per share. The source of funds for the purchase price under the 2019 SPA was derived from the working capital of Lee’s. The Series I Warrants may be exercised at any time beginning six months after the date of issuance and through the fifth anniversary of the date of issuance.

The Series A-1 Warrants, the Series C Warrants, the Series F Warrants, the Series G Warrants, may not be exercised to the extent that the holder thereof would, following such exercise or conversion, beneficially own more than 9.99% (or other percent as designated by each holder) of the Company’s outstanding shares of Common Stock (such limitation, the “9.99% Limitation”). The Series I Warrants may not be exercised to the extent that the holder thereof would, following such exercise or conversion, beneficially own more than 4.99% (or other percent as designated by each holder not to exceed 19.99%) of the Company’s outstanding shares of Common Stock (such limitation, the “4.99% Limitation”).

The Series A-1 Warrants, the Series C Warrants, the Series F Warrants, the Series G Warrants, and the Series I Warrants (together, the “Derivative Shares”) are not currently exercisable because the beneficial ownership percentages of Lee’s, LPH, and LPH II have exceeded the 9.99% Limitation and the 4.99% Limitation, as applicable. However, due to the influencing of control effect resulting from the consummation of the transactions pursuant to the Initial SPA, the 2017 SPA, the March 2018 SPA, the Merger Agreement, the 2018 SPA, and the 2019 SPA, regardless of whether the Derivative Shares are currently exercisable, the beneficial ownership of the Derivative Shares is included in the calculation of the beneficial ownership percentage of Lee’s reported in this Schedule 13D in accordance with Rule 13d-3(d)(1).

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons believe that the Issuer’s Common Stock is an attractive strategic investment that fits into their goals to globalize their business, strengthen their position in critical neonatal care, and further expand the reach of their acute pulmonary care portfolio. Through the acquisition of 2,311,604 shares of Common Stock by LPH pursuant to the terms of the 2017 SPA (number of shares adjusted to reflect the effect of the Reverse Split), a change of control in the Issuer was effected. Additionally, pursuant to the terms of the 2017 SPA, the Issuer shall cause up to two individuals designated by LPH to be elected to the Board of Directors of the Issuer on or prior to December 1, 2017.  Through the acquisition of 66,900 shares of Common Stock as a result of the Exchange, the Series A-1 Warrants exercisable into 66,900 shares of Common Stock, 2,311,604 shares of Common Stock as a result of the 2017 Financing, 8,063,861 shares of Common Stock a result of the Merger, 541,667 shares of Common Stock and 135, 417 Series C Warrants pursuant to the terms of the March 2018 SPA on April 4, 2018, 1,810,938 shares of Common Stock, 307,859 Series F Warrants, and 597,601 Series G Warrants pursuant to the terms of the 2018 SPA, and the acquisition of 1,655,629 shares of Common Stock and 827,815 Series I Warrants pursuant to the terms of the 2019 SPA on December 6, 2019, Lee’s now beneficially own 38.1% of the Common Stock outstanding, assuming the exercise of all Series A-1 Warrants, Series C Warrants, Series F Warrants, Series G Warrants, and Series I Warrants directly or indirectly beneficially owned by Lee’s regardless of the 9.99% Limitation and the 4.99% Limitation, as applicable.

The Reporting Persons intend to routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, capital raising needs and any proposals received from third parties with respect to the Issuer. The Reporting Persons may discuss such matters with management or directors of the Issuer, existing or potential strategic partners, persons who have expressed an interest in acquiring all or a portion of the Issuer’s equity interests or in engaging in a strategic transaction with the Reporting Persons regarding the Issuer, sources of credit and other investors. In evaluating the Issuer, the Reporting Persons will also consider alternative investment opportunities available to them, the Reporting Persons’ liquidity requirements and other investment considerations. While none of the Reporting Persons have, other than as described in this Schedule 13D, any current plans or proposals that relate to or would result in any of the matters listed in subsections (a) through (j) of Item 4 in accordance with the Special Instructions for Complying with Schedule 13D, 17 C.F.R § 240.13d–101 (the “Instructions”), the factors described in this Item 4 may materially affect, and result in, the Reporting Persons: (1) modifying or disposing of all or a portion of their investment in the Issuer, (2) exchanging information with others regarding the Issuer pursuant to appropriate confidentiality or similar agreements, (3) proposing changes in the Issuer’s operations, governance or capitalization, or (4) proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of the Instructions. The Reporting Persons may in the future and from time to time propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of the Instructions, and may discuss such actions with the Issuer and Issuer’s management and the board of directors, other stockholders of the Issuer and other interested parties.

The Issuer is principally engaged in clinical-stage biotechnology business focused on developing aerosolised KL4 surfactant therapies for respiratory diseases and other potential applications. Lee’s is of the view that the Initial Financing, the 2017 Financing, the March 2018 Financing, the Merger, the 2018 Financing, and the 2019 Financing provide synergetic effects to the Issuer and its wholly owned subsidiaries (together, the “Issuer Group”) by leveraging on the expertise of the Initial Investors, 2017 Investors, 2018 Investors and 2019 Investors in respect of provision and management of drug developing business, which will benefit and complement the growth of the Issuer Group and will enable the Issuer Group to raise capital needed to fund continued development of its pipeline products. In addition, Lee’s is of the view that the Initial Financing, the 2017 Financing, the March 2018 Financing, the Merger, the 2018 Financing, and the 2019 Financing represent opportunities to enhance the working capital and broaden the capital base of the Issuer Group and is beneficial to Lee’s and its subsidiaries.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, including through any trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock.

Lee’s and its subsidiaries intend to continue to hold the Common Stock for long-term investment purposes. Nevertheless, depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, including through any trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The beneficial ownership percentage for LPH described in this Schedule 13D is based on 2,311,604 shares of Common Stock, as adjusted under the Reverse Split, acquired directly by LPH in connection with the 2017 SPA. The beneficial ownership percentage of Lee’s described in this Schedule 13D is based on (i) Lee’s indirect acquisition, through LPH, of 2,311,604 shares of Common Stock described in the foregoing, (ii) Lee’s indirect acquisition, through LPH II, of 541,667 shares of Common Stock and 135,417 Series C Warrants exercisable into 135,417 shares of Common Stock in connection with the March 2018 SPA, (iii) Lee’s direct acquisition of 66,900 shares of Common Stock in connect with the Exchange Agreement and 1,338 Series A-1 Warrants exercisable into 66,900 shares of Common Stock in connection with the Initial SPA, (iv) Lee’s indirect acquisition, through LPH II, of 1,810,938 shares of Common Stock in connection with the 2018 Financing, (v) Lee’s indirect acquisition, through China Cardiovascular, of 8,063,861 shares of Common Stock in connection with the Merger Agreement, (vi) Lee’s indirect acquisition, through LPH II, of 307,859 Series F Warrants and 597,601 Series G Warrants in connection with the 2018 Financing, and (vii) Lee’s indirect acquisition, through LPH II, of 1,655,629 shares of Common Stock and 827,815 Series I Warrants exercisable into 827,815 shares of Common Stock in connection with the 2019 SPA. As of December 6, 2019, LPH beneficially owned 2,311,604 shares of the Common Stock of the Issuer and Lee’s beneficially owned 16,386,200 shares of the Common Stock of the Issuer. LPH’s ownership constitutes approximately 5.6% of Common Stock outstanding based on approximately 41,035,282 shares of Common Stock outstanding, and Lee’s’ ownership constitutes approximately 38.1% of the 42,970,883 shares of Common Stock outstanding (assuming the exercise of all Series A-1 Warrants, Series C Warrants, Series F Warrants, Series G Warrants, and Series I Warrants beneficially owned by Lee’s regardless of the 9.99% Limitation and the 4.99% Limitation, as applicable), as reported directly by the Issuer to the Reporting Persons.

(b) LPH directly holds, and has voting and dispositive power over the 2,311,604 shares of Common Stock acquired by it in connection with the 2017 SPA, as adjusted under the Reverse Split. Lee’s, as the controlling shareholder of LPH, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) such shares. LPH II directly holds, and has voting and dispositive power over, the 541,667 shares of Common Stock acquired by it in connection with the March 2018 SPA, the 1,810,938 shares of Common Stock acquired by it in connection with the 2018 Financing, and 1,655,629 shares of Common Stock acquired by it in connection with the 2019 SPA. Additionally, LPH II directly holds, and has dispositive power over, the 135,417 Series C Warrants, the 307,859 Series F Warrants, the 597,610 Series G Warrants, and the 827,815 Series I Warrants. Lee’s, as the 100% shareholder of LPH II, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) such shares and warrants. China Cardiovascular directly holds and has voting and dispositive power over the 8,063,861 shares of Common Stock in connection with the Merger Agreement. Lee’s, as the ultimate owner of China Cardiovascular, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) such shares. Additionally, Lee’s directly holds, and has voting and dispositive power over, the 66,900 shares of Common Stock, and the 1,338 Series A-1 Warrants. Other than for the purposes of Rule 13d-3 of the Act, Lee’s disclaims beneficial ownership of the shares of Common Stock and Units, as applicable, except to the extent of its pecuniary interest therein, as applicable.

(c) Except as described above, the Reporting Persons have not engaged in any transaction with respect to the Common Stock during the past sixty days.

(d) No person other than the applicable Reporting Person is known to such Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock as reported by such Reporting Person in this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entity as follows:

The descriptions in Item 3 and Item 4 of this Schedule 13D are incorporated herein by reference.

In connection with the Initial SPA, the Issuer entered into a Registration Rights Agreement, dated as of February 13, 2017, with certain holders of the Units including Lee’s (the “Initial Registration Rights Agreement”), pursuant to which the Issuer was obligated to file, within 50 calendar days from the date of closing of the transactions contemplated under the Initial SPA, a registration statement on Form S-1 or Form S-3 providing for the resale by such holders of the Issuer’s Common Stock issued or issuable to such holders in connection with the Initial SPA.

In connection with the 2017 SPA, the Issuer entered into a Registration Rights Agreement dated as of October 27, 2017, with LPH (the “2017 Registration Rights Agreement”), pursuant to which the Company agreed to provide certain registration rights with respect to the shares purchased under the 2017 SPA, which rights are limited to registration of up to 25% of the shares of Common Stock during the initial 18-month period following the closing of the 2018 SPA.

In connection with the March 2018 SPA, the Issuer entered into a Registration Rights Agreement, dated as of March 30, 2018, with LPH II (the “March 2018 Registration Rights Agreement”), pursuant to which the Issuer was obligated to file, within 90 days from March 30, 2018, an initial resale registration statement with the Securities and Exchange Commission (the “Commission”) to register for subsequent resale of the Common Stock and the Series C Warrant Shares. The Issuer was required to seek registration of 25% of the Common Stock and Series C Warrant Shares on such initial resale registration statement. From time to time, following the 180th day from March 30, 2018, LPH II or a majority of the holders of the Common Stock and Series C Warrant Shares may require the Issuer to file additional registration statement(s) to register the resale of the balance of the Common Stock and the Series C Warrant Shares, subject to certain limitations.

In connection with the 2018 SPA, the Issuer entered into the 2018 Registration Rights Agreement, pursuant to which the Issuer agreed to file by May 1, 2019 a resale registration statement with the Commission to register for subsequent resale the shares of Common Stock issued in the 2018 Financing and the Series F Warrants and the Series G Warrants.

In connection with the 2019 SPA, the Issuer entered into the 2019 Registration Rights Agreement, pursuant to which the Issuer has agreed to file, by the earlier of four trading days following the filing of the Issuer’s annual report on Form 10-K or April 10, 2020, with the Commission to register for subsequent resale the shares of Common Stock issued in the 2019 Financing and the Series I Warrant Shares.

The description of the Initial SPA, the Initial Registration Rights Agreement, the 2017 SPA, the 2017 Registration Rights Agreement, the Certificate of Amendment to the Amended and Restated Certificate of Incorporation, the March 2018 SPA, the March 2018 Registration Rights Agreement, the Merger Agreement, the 2018 SPA, the 2018 Registration Rights Agreement, the Indemnification Letter Agreement, the Series F Warrants, the Series G Warrants, the AEROSURF Warrants, the 2019 SPA, the 2019 Registration Rights Agreement, the Series I Warrants, and the Escrow Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements as filed with the Commission as follows:

(1) Securities Purchase Agreement, attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 15, 2017;

(2) Registration Rights Agreement, attached as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 15, 2017;

(3) Securities Purchase Agreement, attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 1, 2017;

(4) Registration Rights Agreement, attached as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 1, 2017;

(5) Certificate of Amendment to the Amended and Restated Certificate of Incorporation, as Amended, of Windtree Therapeutics, Inc., attached as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 21, 2017;

(6) Securities Purchase Agreement, attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 4, 2018;

(7) Registration Rights Agreement, attached as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 4, 2018.

(8) Merger Agreement, attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 21, 2018;

(9) Form of AEROSURF Warrant, attached as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 21, 2018;

(10) Securities Purchase Agreement, attached as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 21, 2018;

(11) Registration Rights Agreement, attached as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 21, 2018;

(12) Indemnification Letter Agreement, attached as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 21, 2018;

(13) Form of Series F Warrant, attached as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 21, 2018;

(14) Form of Series G Warrant, attached as Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 21, 2018;

(15) Securities Purchase Agreement, attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 6, 2019;

(16) Registration Rights Agreement, attached as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 6, 2019;

(17) Form of Series I Warrant, attached as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 6, 2019; and

(18) Escrow Agreement, attached as Exhibit 7.11 to the Reporting Persons’ Schedule 13D/A filed with the SEC on December 31, 2018.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following after Exhibit 7.11:

Exhibit 7.12	Securities Purchase Agreement dated as of December 6, 2019 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 6, 2019).

Exhibit 7.13	Registration Rights Agreement dated as of December 6, 2019 (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 6, 2019).

Exhibit 7.14	Form of Series I Warrant (Incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 6, 2019).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2019

LPH Investments Limited

By:	/s/ Dr. Li Xiaoyi
Name:	Dr. Li Xiaoyi
Title:	Director

Lee’s Pharmaceutical Holdings Limited

By:	/s/ Dr. Li Xiaoyi
Name:	Dr. Li Xiaoyi
Title:	Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE I

SCHEDULE I is hereby amended and restated in its entirety as follows:

Information with Respect to

Executive Officers and Directors of the Undersigned

The following sets forth as to each of the executive officers (if any) and directors of the undersigned: his/her name; his/her business address; his/her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is: Lee’s Pharmaceutical Holdings Limited, the business address of each of which is: 1/F, Building 20E, Phase 3 Hong Kong Science Park, Shatin, Hong Kong.

To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

Lee’s Pharmaceutical Holdings Limited

Directors:

(1) Executive Directors:

Name	Title	Citizenship
Ms. Lee Siu Fong	Chairman	Hong Kong
Ms. Leelalertsuphakun Wanee	Managing Director	Hong Kong
Dr. Li Xiaoyi	Chief Executive Officer of Lee’s	Hong Kong

(2) Non-Executive Director:

Name	Title	Citizenship
Mr. Simon Miles Ball	Global Head of Business Development of the Leadiant Biosciences Group	United Kingdom

(3) Independent Directors:

Name	Title	Citizenship
Dr. Chan Yau Ching, Bob	Managing Director KBR Fund Management Limited Room 2513, The Octagon, 6 Sha Tsui Road, Tsuen Wan, Hong Kong	Hong Kong
Mr. Lam Yat Cheong	Partner Vincent Lam and Company Flat F, 28/F, Tower 2A, Vibe Centro, 9 Muk Ning Street, Kai Tak, Kowloon	Hong Kong
Dr. Tsim Wah Keung, Karl	Chair Professor, Division of Life Science The Hong Kong University of Science and Technology Clear Water Bay, Kowloon, Hong Kong	Hong Kong

Officer:

Name	Title	Citizenship
Mr. Chow Yiu Ming	CFO	Hong Kong

LPH Investments Limited

Directors:

Name	Title	Citizenship
Ms. Lee Siu Fong	Chairman	Hong Kong
Ms. Leelalertsuphakun Wanee	Managing Director	Hong Kong
Dr. Li Xiaoyi	Chief Executive Officer of Lee’s	Hong Kong

LPH Investments Limited is wholly owned by Lee’s Pharmaceutical Holdings Limited, whose directors and officers are set forth above.